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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                         MERIDIAN INSURANCE GROUP, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  589644-10-3
                                 (CUSIP Number)

                               Gregory M. Shepard
                        2205 East Empire Street, Suite A
                          Bloomington, Illinois 61704
                           Telephone:  (309) 661-1793
                           Facsimile:  (309) 661-1797
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 8, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 589644-10-3

     1.   Names of Reporting Person
           S.S. OR I.R.S. Identification No. of Above Persons

          Gregory M. Shepard
          S.S. No.###-##-####

     2.   Check the Appropriate Box if a Member of a Group (See instructions)
          (a)  [  ]
          (b)  [  ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions)

          OO

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

     6.   Citizenship or Place of Organization

          Illinois


       Number of           7.  Sole Voting Power
        Shares                 1,588,400
      Beneficially         8.  Shared Voting Power
       Owned by                0
         Each              9.  Sole Dispositive Power
       Reporting               1,588,400
        Person             10. Shared Dispositive Power
         With                  0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,588,400

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ ]

     13.  Percent of Class Represented by Amount in Row (11)

          20.23%

     14.  Type of Reporting Person (See instructions)

          IN


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ITEM 1.        SECURITY AND ISSUER.

     This statement amends the statement on Schedule 13D dated August 31, 1998 ("Schedule 13D"), previously filed by Gregory M. Shepard ("Shepard"), and amended by Amendment No. 1 to Schedule 13D dated October 31, 1998, Amendment No. 2 to Schedule 13D dated March 31, 1999, Amendment No. 3 to Schedule 13D dated May 19, 1999, Amendment No. 4 to Schedule 13D dated June 21, 1999, Amendment No. 5 to Schedule 13D dated June 30, 1999, Amendment No. 6 to Schedule 13D dated November 4, 1999, Amendment No. 7 to Schedule 13D dated August 30, 2000, and Amendment No. 8 to Schedule 13D dated September 18, 2000. This Statement relates to the offer by Meridian Insurance Group Acquisition Corporation, an Illinois corporation ("Offeror"), a wholly owned subsidiary of American Union Insurance Company, an Illinois stock insurance company ("Parent") (Offeror and Parent are sometimes called the "AUIC Companies"), in turn wholly owned by Shepard and Tracy M. Shepard (collectively, the "Shepards"), to purchase 2,985,769 of the outstanding shares of common stock, no par value per share (the "Shares"), of Meridian Insurance Group, Inc. (the "Company") at a price of $25.00 per share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Supplement, dated September 18, 2000 (the "Supplement") to the Offer to Purchase, dated August 31, 2000 (the "Offer to Purchase") and the related Amended Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The principal executive offices of the Company are located at 2955 North Meridian Street, Indianapolis, Indiana 46206-4788.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is filed by Shepard in relation to the Offer. Parent, of which Shepard is the Chairman of the Board of Directors and President, is in the property and casualty insurance business. Offeror is newly formed by Parent in connection with the Offer and the transactions contemplated thereby. It is not anticipated that, prior to the consummation of the Offer and the transactions contemplated thereby, Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the transactions contemplated thereby. The principal business offices of Shepard and the AUIC Companies are located at 2205 East Empire Street, Suite A, Bloomington, Illinois 61704. Attached hereto as Exhibit A is a list of all executive officers and directors of the AUIC Companies, including the principal business address, the principal occupation or employment and the citizenship of each.

     (d)-(e) During the five years prior to the date hereof, except as disclosed below, none of the AUIC Companies or, to the best of their knowledge, any executive officer or director of any of the AUIC Companies, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Shepard executed a Securities Exchange Commission ("Commission") consent decree on May 11, 2000 and has been informed by the Commission that the consent decree will be entered in the near future. The consent decree states that during April 1999 Shepard, through Parent, purchased shares of the Company on the open market during the pendency of a tender offer by the Parent for shares of the Company in violation of Rule 10b-13. Shepard, without admitting or denying the findings, consented to the entry of the consent decree stating that Shepard should cease and desist from committing any violation, or future violation, of Rule 14e-5 (formerly Rule 10b-13) of the Act.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

ITEM 4.        PURPOSE OF TRANSACTION.

     (a) The Offer, which was scheduled to terminate on December 15, 2000, is
withdrawn effective as of December 8, 2000.   Parent intends to continue to seek
to negotiate with the Company with respect to the acquisition of the Company.
In accordance with applicable law, Parent or Shepard may explore any and all options which may be available to them. In this regard, and after expiration or termination of the Offer, Parent or Shepard may seek to


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acquire additional shares of common stock of the Company through open market purchases, privately negotiated transactions, a tender offer or exchange or otherwise, upon such terms and at such prices as they may determine.

     Except as indicated in this Schedule 13D, the statement on Amendment No. 1 to Schedule 13D of the AUIC Companies filed with the Securities and Exchange Commission on September 18, 2000 (the "AUIC Companies Schedule 13D"), the contents of which are herein incorporated by reference, or as disclosed in the Schedule TO of Offeror and Parent, filed with the Commission on August 30, 2000 (the "Schedule TO"), as previously amended by Amendment No. 1, filed with the Commission on September 14, 2000, by Parent, Purchaser and the Shepards, and Amendment No. 2, filed with the Commission on September 18, 2000, by Parent, Purchaser and the Shepards, Amendment No. 3, filed with the Commission on October 6, 2000, by Parent, Purchaser and the Shepards, Amendment No. 4, filed with the Commission on October 19, 2000, by Parent, Purchaser and the Shepards, Amendment No. 5, filed with the Commission on October 27, 2000, by Parent, Purchaser and the Shepards, Amendment No. 6, filed with the Commission on November 17, 2000, by Parent, Purchaser and the Shepards, and Amendment No. 7, filed with the Commission on December 8, 2000 by Parent, Purchaser and the Shepards, the contents of which, including, without limitation, all exhibits of the Schedule TO, are incorporated herein by reference, neither Shepard nor the AUIC Companies currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

     (a) On the date of this amendment, the aggregate number of Shares of which Shepard may be deemed the beneficial owner is 1,588,400, all of which are held by Shepard as an individual.

     (b) Shepard has the sole power to vote and the sole power to dispose or direct the disposition of the 1,588,400 Shares he holds as an individual. Shepard does not have shared power to vote or direct the vote or dispose or direct the disposition of any Shares.

     (c) Between November 3, 1999 and September 18, 2000, Shepard purchased a total of 400 Shares on November 5, 1999, in an open market transaction effective on the NASDAQ, at a price of $16.5625 per share. On December 15, 1999, the Company declared a 10% stock dividend to each shareholder of record as of December 27, 1999, which resulted in Shepard receiving 144,400 additional Shares to the 1,444,000 Shares Shepard held on that date.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed herein as being beneficially owned by Shepard.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, the AUIC Companies Schedule 13D, or in the Schedule TO, none of Shepard, the AUIC Companies or, to the best of their knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 and this Item 6 are further described in the Schedule TO and the exhibits to the Schedule TO. Such documents are incorporated by reference for all of the terms and conditions of such documents.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Executive Officers and Directors of the AUIC Companies


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                                   SIGNATURE

Dated: December 8, 2000

                                          /s/ Gregory M. Shepard
                                         -----------------------
                                         GREGORY M. SHEPARD


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                                 EXHIBIT INDEX

     Exhibit A  Executive Officers and Directors of the AUIC Companies


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                                   EXHIBIT A

             EXECUTIVE OFFICERS AND DIRECTORS OF THE AUIC COMPANIES

I.   AMERICAN UNION INSURANCE COMPANY

Directors
---------

Gregory M. Shepard, Chairman of the Board

Tracy M. Shepard, Director

Patrick F. Busch, Director

Merrick C. Hayes, Director

Mark A. Weaver, Director

Executive Officers
------------------

Gregory M. Shepard, President

Tracy M. Shepard, Executive Vice President

Fred H. Backsmeier, Vice President - Underwriting

Wm. Mark Dalton, Vice President - Claims and Secretary

II.  MERIDIAN INSURANCE GROUP ACQUISITION CORPORATION

Directors
---------

Gregory M. Shepard, Director

Tracy M. Shepard, Director

Executive Officers
------------------

Gregory M. Shepard, President

Tracy M. Shepard, Executive Vice President, Secretary